Exhibit 10.1

PRESS RELEASE

Magic Software Reports that Mr. Eitan Naor has ceased to serve as its President and CEO

Or Yehuda, Israel, April 30, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of business integration and application development technology, today announced that Mr. Eitan Naor has ceased to serve as the Company’s President and CEO. Mr. Guy Bernstein has been appointed to serve as the Company’s Active Chairman.

About Magic Software Enterprises
Magic Software Enterprises Ltd. (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades. The company’s service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments. Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes. Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe. For more information on Magic Software Enterprises Ltd. and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of the Formula Systems and Emblaze Group of companies.

Forward-Looking Statements
Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Contact:

dzigdon@magicsoftware.com